

December 29, 2010

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re: Google, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on February 12, 2010**
> **File No. 000-50726**

Dear Mr. Schmidt:

   We have reviewed your letter dated December 13, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

1. We acknowledge your response to prior comment No. 1, however, we continue to believe that you should consider providing enhanced disclosures to explain in greater detail the relationship between the foreign operating pre-tax income and your effective tax rates. Further, such disclosures seem more relevant due to the recent uncertainty associated with the economic conditions and events in Ireland and Europe. You should provide an analysis of possible outcomes or implications

on your operations including your effective tax rates as the various jurisdictions address such conditions and events. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. In addition, consider providing disclosures to separately discuss the changes in the amount of your pre-tax earnings reported from foreign operations as compared to domestic operations.

Liquidity and Capital Resources, page 50

2. We note your response to prior comment No. 2 and continue to believe that you should consider providing enhanced liquidity to disclose the amount of investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation.

3. We note your response to prior comment No. 3 and continue to review your response. After reviewing this information, we may raise additional comments.

Consolidated Financial Statements

Note 14. Income Taxes, pages 92

4. Please confirm whether the foreign rate differential only contains the items indicated in your response to prior comment No. 4. If your foreign rate differential contains other items, please identify the nature of those items for each year presented.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief